 Freed Maxick & Battaglia, CPAs, PC

Securities and Exchange Commission
Washington, D.C. 20549

We are the independent registered public accounting firm for Axion Power International, Inc. and are in the process of completing our audit of their consolidated financial statements as of and for the year ended December 31, 2005. We will be unable to issue our opinion before the filing due date of the Form 10-KSB as we are waiting for certain audit supporting documentation and the related financial reporting information in order to complete our audit.

Freed Maxick + Battaglia, CPAs, PC

Buffalo, New York
March 24, 2006